Buenos Aires, May 20th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on April 3rd, 4th, 9th, 10th, 11th, 12th and 16th, 17th and 18th, 22nd, 23rd, 25th, 26th, 29th and 30th and on May 2nd, 3rd, 6th, 7th, 8th, 13th, 14th and 17th 2019, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on March 27th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on the date hereof, 101,753 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
5-20-19	101,753	22.503300	2,289,778	Invertir en Bolsa S.A.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations